Profusa, Inc. 626 Bancroft Way, Suite A Berkeley, CA 94710	NorthView Acquisition Corp. 207 West 25th St., 9th Floor New York, NY 10001

May 13, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street NE
Washington, D.C. 20549

Re:	NorthView Acquisition Corp. Profusa, Inc.
Amendment No. 14 to Registration Statement on Form S-4
Filed May 9, 2025
File No. 333-269417

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, NorthView Acquisition Corp. and Profusa, Inc. each hereby respectfully request that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m., Eastern Time, on May 14, 2025, or as soon as practicable thereafter.

Please contact Ralph V. De Martino (email: ralph.demartino@afslaw.com or telephone: (202) 724-6848) or Cody C. Boender (email: cody.boender@afslaw.com or telephone: (312) 258-5553) of ArentFox Schiff LLP or Benjamin S. Reichel (email: breichel@egsllp.com or telephone: (646) 895-7160) or Nathan Hyman (email: nhyman@egsllp.com or telephone: (212) 370-1300) of Ellenoff Grossman & Schole LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

Very truly yours,

Profusa, Inc.		NorthView Acquisition Corp.

By:	/s/ Ben Hwang	By:	/s/ Fred Knechtel
Name:	Ben Hwang	Name:	Fred Knechtel
Title:	Chief Executive Officer	Title:	Chief Financial Officer

cc:	Ralph V. De Martino, ArentFox Schiff LLP
Benjamin S. Reichel, Ellenoff Grossman & Schole LLP
Cody C. Boender, ArentFox Schiff LLP
Nathan Hyman, Ellenoff Grossman & Schole LLP